VEON Appoints Vitaly Shmakov as Acting General Counsel Dubai, June 17, 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), is pleased to announce that it has appointed Vitaly Shmakov as the Acting General Counsel e ective July 1, 2025. Vitaly Shmakov is currently serving as Group Director of M&A and Strategic Transactions at VEON. Since joining the Company in 2016, he has held various roles, including Deputy General Counsel for Corporate, M&A and Strategic Transactions; Associate General Counsel; and Senior Legal Counsel. Prior to joining VEON, Vitaly was a Senior Associate for M&A and Corporate Law at Ashurst LLP, an international law firm based in London. He holds an LL.M in International Business and Trade Law from the NYU School of Law, an LL.M in Corporate & Financial Services from the National University of Singapore and is currently enrolled in an Executive MBA with the London Business School. “With a career spanning nearly 20 years in M&A and corporate law, Vitaly is a great candidate to lead our stellar legal team as our Acting General Counsel. This appointment demonstrates the success of our talent strategy: we not only transform our business for accelerated growth, but we also grow our talent to meet the evolving needs of the Company. We will continue working with the VEON Leadership Team including Vitaly to successfully execute our transformative initiatives, including progressing with our plans to list Kyivstar on Nasdaq Stock Market,” said Augie K Fabela II, Chairman of VEON Board and VEON Founder. “Vitaly has played a leadership role in many of the M&A transactions that have shaped VEON into the company it is today. With his expertise in corporate development and corporate law, and with nearly ten years of experience in VEON during which he worked with many cross-functional teams to deliver strategic projects, I am confident that Vitaly will make a strong contribution to VEON’s continued success in his new capacity as our Acting General Counsel,” said Kaan Terzioglu, VEON Group CEO. About VEON VEON is a digital operator that provides connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ and headquartered in Dubai. For more information visit: www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. All statements contained in this press release that do not relate to matters of historical fact should be considered forward- looking statements, including, without limitation, statements relating to, among other things, the execution of VEON’s strategy and the planned listing of Kyivstar on Nasdaq Stock Market. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

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